UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

Y62196103

(CUSIP Number)

Navios Maritime Holdings Inc.

Attn: Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Tel. No. + 37797982140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y62196103

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Angeliki Frangou
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Greece
Number of shares beneficially owned by each reporting person with	7	Sole voting power 39,665,352 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
	8	Shared voting power 0
	9	Sole dispositive power 39,665,352 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 39,665,352 (Includes shares owned by Raymar Investments S.A. and Amadeus Maritime S.A.) (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.6%(1)
14	Type of reporting person (see instructions) IN

(1)	Amounts include vested options to purchase shares of Common Stock of the Issuer and unvested options to purchase Common Stock of the Issuer which will vest within 60 days of the date hereof in aggregate amount of 5,111,991. Amounts do not include 2,000,001 unvested options, restricted share units and share appreciation rights to purchase or acquire shares of Common Stock of the Issuer. When such options, units and rights vest, Ms. Frangou will beneficially own 41,665,353 shares of the Issuer’s Common Stock, representing approximately 31.6% of the Issuer’s outstanding Common Stock as of the date hereof.

SCHEDULE 13D

CUSIP No. Y62196103

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Amadeus Maritime S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Panama
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,727,931
	8	Shared voting power 0
	9	Sole dispositive power 12,727,931
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 12,727,931
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.2%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. Y62196103

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Raymar Investments S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Panama
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 13,742,189
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,742,189
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.0%
14	Type of reporting person (see instructions) CO

Explanatory Note:

Except as specifically amended and supplemented by this Amendment No. 11 (“Amendment No. 11”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007, Amendment No. 7 filed on October 28, 2010, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on May 15, 2015 and Amendment No. 10 filed on April 12, 2017, all other provisions of the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”), of Navios Maritime Holdings Inc., a Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

Item 3. Source and Amount of Funds or Other Consideration

The securities described herein reflect the grants and vesting of the Issuer’s options to purchase shares of Common Stock and grants of restricted stock.

Item 4. Purpose of Transaction

Ms. Frangou has previously disclosed in this Schedule 13D that she intended, subject to market conditions, to purchase $20 million of Common Stock. As of the date hereof, she has acquired approximately $10 million of such Common Stock and still intends, subject to market conditions, to acquire the remaining $10 million of Common Stock. Neither the vesting and grants reported herein nor the acquisitions reported in Amendment No. 5, Amendment No. 7 or Amendment No. 8 to this Schedule 13D will be applied by Ms. Frangou towards such remaining $10 million.

Item 5. Interest in Securities of the Issuer

(a) Ms. Frangou is the direct and indirect beneficial owner of an aggregate of 39,665,352 shares of Common Stock, such shares representing approximately 30.6% of the issued and outstanding shares of Common Stock of the Issuer (based upon 124,710,780 shares of Common Stock outstanding, based on information received from the Issuer). The number of shares beneficially owned by Ms. Frangou includes 13,195,232 shares of Common Stock, which includes 5,111,991 shares underlying vested options to purchase shares of the Issuer’s Common Stock (approximately 10.2%) owned directly, 13,742,189 shares of Common Stock (approximately 11.0%) owned indirectly through Raymar Investments S.A. (“Raymar”), and 12,727,931 shares of Common Stock (approximately 10.2%) owned indirectly, through Amadeus.

(b) Ms. Frangou beneficially owns and has voting power and/or dispositive power over 39,665,352 shares of Common Stock either held directly or indirectly through her ownership of Amadeus or through her ability to vote the shares owned directly by Raymar.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment No. 11 amends and restates Item 6 to the Schedule 13D by adding the following:

On March 29, 2018, in connection with a facilities agreement (the “Facilities Agreement”) between Amadeus (as borrower) and Piraeus Bank S.A. (as lender), (1) Amadeus entered into a pledge agreement, dated March 29, 2018 (the “Amadeus Pledge Agreement”), pledging and granting a securities interest in 12,727,931 shares of Common Stock (the “Amadeus Pledged Shares”) and (2) Ms. Frangou (as guarantor under the Facilities Agreement) entered into a pledge agreement, dated March 29, 2018 (the “Frangou Pledge Agreement” and, together with the Amadeus Pledge Agreement, the “Pledge Agreements”), pledging and granting a security interest in 1,783,240 shares of Common Stock (the “Frangou Pledged Shares” and, together with the Amadeus Pledged Shares, the “Pledged Shares”).

The Reporting Persons retain all voting rights and are entitled to receive all cash dividends with respect to the Pledged Shares unless and until such Pledged Shares are required to be foreclosed pursuant to the Facilities Agreement. The Pledge Agreements contain default and similar provisions that are standard for such agreements.

Item 7. Material to Be Filed as Exhibits

None.

Remainder of Page Intentionally Left Blank

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: April 13, 2018	/s/ Angeliki Frangou
Angeliki Frangou

Amadeus Maritime S.A.

Dated: April 13, 2018	By:	/s/ Jose Silva
Mr. Jose Silva
President

Dated: April 13, 2018	Raymar Investments S.A.

	By:	/s/ Victor Alvarado
Mr. Victor Alvarado
President